

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2023

Rong Luo
Chief Financial Officer
Baidu, Inc.
Baidu Campus
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People's Republic of China

   Re: Baidu, Inc.
     Form 20-F for the Year Ended December 31, 2021
     Filed March 28, 2022
     File No. 000-51469

Dear Rong Luo:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Technology

cc: Shu Du (Skadden)